Exhibit 4.21

AMENDMENT OF EMPLOYMENT AGREEMENT

This Amendment (the “Amendment”) is made and entered into on March, 2018, by and between Therapix Biosciences Ltd., a public company organized under the laws of the State of Israel (the “Company”), and Dr. Adi Zuloff-Shani, Israeli I.D No. [*] (the “Employee”).

WHEREAS	the Company and the Employee have entered into an Employment Agreement, dated February 16, 2016 (the “Agreement”); and

WHEREAS	the parties desire to amend the Agreement as further set forth herein.

NOW THEREFORE, in consideration of the mutual promises contained herein, and intending to be legally bound, the parties hereby declare and agree as follows:

1.	Capitalized terms used and not otherwise defined herein shall bear the respective meanings ascribed to them in the Agreement.

2.	The terms of this Amendment shall be effective as of November 1, 2017 (the “Effective Date”).

3.	As of the Effective Date the following terms in Section 3.1 in the Agreement shall be replaced as follows:

3.1.	Base Salary- NIS 33,840.

3.2.	Overtime Compensation- NIS 8,460

The above salary reflects the current maximum wage cost cap of the Company’s c-level executives, as stipulated in the Company’s Office Holder’s Compensation Policy (the “C-level Wage Cap” and the “Compensation Policy” respectively).

4.	Section 2.2 shall be amended by deleting the words “thirty (30) days” and replacing them with the words “ninety (90) days”.

5.	Section 3.8.A shall be added as follows:

3.8.A “Additional Option.

3.8.A.1	Subject to and following (i) the sole discretion and approval of the Board and any applicable Company organs, law or regulation, if and to the extent required (ii) the Compensation Policy then in effect, or as otherwise determined by the Company and approved by the Company’s relevant organs, and (iii) the execution by Employee of a customary option agreement in a form approved by the Board, Employee shall be granted with an option to purchase up to 900,000 Ordinary Shares (equivalent to 22,500 ADSs) of the Company, par value NIS 0.01 each, under the Plan (the “Additional Option”), constituting approximately 1.0% of the Company’s issued share capital on an issued basis The Additional Option shall be issued pursuant to and in accordance with the capital gains route under Section 102B of the Israeli Tax Ordinance, shall be subject to the provisions of the Plan, and shall vest over a 3 year period, on a quarterly basis. The exercise price of the Additional Option shall be US$ 0.14 per Share ($5.60 per ADS).

3.8.A.2	The grant of the Option shall be subject to the obtainment by the Company of all (i) applicable corporate approvals and (ii) completion of appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority, the Tel Aviv Stock Exchange, the SEC and the NASDAQ, to the extent required.

3.8.A.3	In case a regulatory approval (if so required) is not obtained, for reasons beyond the Company’s control, this shall not be considered to be a breach by the Company of this agreement, and Employee shall not hold any demand, allegations or claims against the Company in connection with the Company’s failure to obtain such regulatory approval.

3.8.A.4	Nothing herein shall be construed as an obligation to grant any options to the Employee.”

6.	Section 3.10 shall be amended by deleting the words “up to NIS 1,000 (net)” and replacing them with the words “up to NIS 1,500 (net)”.

7.	Nothing in this Amendment shall be regarded as Employees’ consent to relinquish any claims she may have as of the date of this Amendment, with respect to the following issues agreed upon between the Employee and the Company’s Chairman of the Board and Active CEO (the “Claims”):

7.1.	Possible increase in the Employee’s salary in the event the Company amends the C-level Wage Cap under its Compensation Policy, subject to the obtainment of all corporate approvals, under any law or regulation, if and to the extent required.

7.2.	Possible increase in the Employee’s salary if another c-level executive is granted a salary higher than the C-level Wage Cap under the Compensation Policy, subject to the obtainment of all corporate approvals, under any law or regulation, if and to the extent required.

7.3.	Possible one-time discretionary payment approximately of NIS 171,500 (the “Discretionary Payment”) will be recommend to the Compensation Committee and to the Board, subject to the obtainment of all corporate approvals, under any law or regulation, if and to the extent required and the deduction of all taxes as required from the by law.

7.4.	Possible additional option grant to the Employee’s in the event the Company amends the c-level executives share option cap subject to the obtainment of all corporate approvals, under any law or regulation, if and to the extent required.

7.5.	Possible additional option grant to the Employee’s if another c-level executive is granted a number of options higher than the cap under the Compensation Policy, subject to the obtainment of all corporate approvals, under any law or regulation, if and to the extent required.

The Company’s execution of this Amendment shall not be regarded and/or considered as and approval or disapproval of the Claims.

Notwithstanding any of the above, with respect to any of the Claims, if any of the above approvals are not obtained and the above stated compensations are not possible, this shall not be considered to be a breach by the Company of the Agreement.

8.	The Agreement, as amended hereby, shall continue in full force and effect as originally constituted and is hereby ratified and affirmed by the Parties.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

/s/ Adi Zuloff-Shani	/s/ Ascher Shmulewitz
Adi Zuloff-Shani	Therapix Biosciences Ltd.

	By:	Ascher Shmulewitz

	Title:	Chairman